June 10, 2019

Alexander M. Woods-Leo
Chief Executive Officer
Apex Farms Corp.
1105 Monterey Place
Wilmington, DE 19809

       Re: Apex Farms Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed May 16, 2019
           File No. 024-10856

Dear Mr. Woods-Leo:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A filed May 16, 2019

Going Concern, page 3

1. Please update to include your cash on hand as of the most recent practicable date, and update your monthly burn rate, if applicable.
Termination of the offering, page 4

2. Please clarify if the termination of the offering is one year after the Form 1-A was qualified or one year after this post-qualification amendment is qualified, or advise.
Posting Agreement, page 17

3. We note that you entered into a Posting Agreement with StartEngine Crowdfunding, Inc.
      Please clarify if the company pays StartEngine Crowdfunding the cash payment of $50
 Alexander M. Woods-Leo
Apex Farms Corp.
June 10, 2019
Page 2
         per investor.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameAlexander M. Woods-Leo                     Sincerely,
Comapany NameApex Farms Corp.
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June 10, 2019 Page 2                                         Office of
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FirstName LastName